Exhibit 99.1

NYSE American Delisting Action Has No Effect on the Trading of the Ordinary Shares on the Stock Exchange of Hong Kong

Hong Kong, May 15, 2025. Graphex Group Limited (“Graphex Group” or the “Company”) (HKSE: 6128)) announced today that the NYSE American LLC (the “New York Exchange”) has issued a delisting letter for its American Depositary Shares (ADSs) and suspended trading with the symbol “GRFX” as of May 14, 2025. As previously reported, the Company is not in compliance with Sections 134 and 1101 of the NYSE American Company Guide (“Company Guide”) since it failed to timely file with the Securities and Exchange Commission (“SEC”) its Form 20-F for the year ended December 31, 2023 (the “Delayed Filing”) and that the period granted by the New York Exchange to complete the Delayed Filing was May 15, 2025. The ADSs will now trade on the OTC Expert Market operated by the OTC Markets Group, Inc.

The OTC Expert Market is a significantly more limited market than the NYSE, and quotation on the OTC Expert Market will likely result in a less liquid market for existing and potential holders of the ADS and could depress the trading price . The Company can provide no assurance that the ADS will trade or continue to trade on this market, whether broker-dealers will provide public quotes, or whether the trading volume will be sufficient to provide for an efficient trading market.

The ordinary shares of Graphex Group will continue to trade on The Stock Exchange of Hong Kong Limited. Trading of the ordinary shares on the HKSE is not affected. Additionally, there is no effect on the closing of the previously reported Rights Offering or our business operations. As of May 13, 2025, there are approximately 51,605,000 outstanding ADSs representing approximately 5.5% of the ordinary shares that are issued and outstanding, after giving effect to the closing of the Rights Offering.

Graphex Group was not able to remedy the Delayed Filing by May 15, 2025 in large part because the financial audit by a PCAOB registered audit firm for the fiscal year has not been completed. As previously reported in its Report on Form 6-K filed March 4, 2025, Graphex Group engaged SFAI MALAYSIA PLT (“SFAI”) to serve as its new independent PCAOB registered public accounting firm for its U.S. GAAP consolidated financial statements. Graphex Group continues to work with this audit firm to complete this audit but was not able to complete the audit by May 15, 2025. There are no disagreements with this audit firm with respect to the financial statements. Graphex Group continues to work with this audit firm and expects that the audits and the annual reports on Form 20-F for fiscal years 2023 and 2024 will be completed on or about June 30, 2025, which is approximately 90 days after SFAI was appointed as the Company’s PCAOB registered audit firm.

Graphex Group complies fully with the HKSE listing obligations, including the timely filing of an audit of its financial statements prepared in accordance with International Financial Reporting Standards (IFRS) by Crowe (HK) CPA. These financial statements as well as the annual reports for Graphex Group have been filed with Commission on Reports on Form 6-K and are available at SEC.gov. Graphex Group recommends that investors review the current financial information that is available through its filings with the HKSE.

The Company has the right to appeal the determination of the staff of the Regulation of the New York Exchange and the Company is considering such action. If the Company is successful in any such appeal, the New York Exchange may resume trading of the ADS; however until such time, trading will remain suspended. There is no assurance that any such appeal will be successful or the ADSs will be relisted on the New York Exchange.

About Graphex

Graphex is a multinational technology company focused on the development of technologies and products to enhance renewable energy, particularly the refining of natural spherical graphite, synthetic graphite, and graphene-related products - key components in EVs/Lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade graphite anode material. Current production is 10,000 tonnes per annum (tpa) with a current expansion underway to increase production to 50,000 tpa within the next 18 months, to 100,000 tpa over the next 36 months, and to 150,000 tpa or more by 2030.

Graphex is currently among the top suppliers of specialized graphite anode material to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide.

To learn more about Graphex please visit www.graphexgroup.com.

Forward Looking Statements

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties.

Contacts

Corporate:

Graphex Group

info@graphexgroup.com

www.graphexgroup.com